MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

October 23, 2007

VIA Facsimile and EDGAR Correspondence

Mr. Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-03157

Dear Mr. Krikorian:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter, dated October 11, 2007 (the “Comment Letter”) relating to the above captioned Form 10-K (the “2006 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you with a facsimile copy of the submission.

In response to the Staff’s comments set forth in the Comment Letter, the Company proposes to modify its disclosures described in the Company responses below, prospectively, beginning with the Company’s Annual Report on Form 10-K for its 2007 fiscal year. The revised disclosure is set forth in italics and underlined.

Questions and Company Responses:

Question 1. Notwithstanding your response to comment 7 of our letter dated July 12, 2007, we believe that the tabular presentation made pursuant to Item 303 (A)(5) of Regulation S-K should include all known contractual obligations as of the latest balance sheet date. The IP Debt Securities appear to represent a contractual obligation

Mr. Stephen B. Krikorian

October 23, 2007

of a type described in the Item and therefore appear to be subject to the distinct disclosure requirements of the Item. Similarly, we also believe that these securities should be included in your debt footnote disclosures.

The Company proposes to modify the contractual obligations disclosure pursuant to Item 303 (A)(5) of Regulation S-K (Page 33 of 2006 Form 10-K) as set forth below.

Contractual obligations for future payments under existing debt and lease commitments and purchase obligations at December 31, 2006, were as follows:

In millions			2007	2008	2009	2010	2011	Thereafter
Maturities of long-term debt	(a	)	$692	$129	$1,143	$1,198	$381	3,680
Debt obligations with right of offset	(b	)	—	—	—	—	—	5,000

Lease obligations	(c	)	144	117	94	74	60	110
Purchase obligations	(d,e	)	2,329	462	362	352	323	1,794

Total			$3,165	$708	$1,599	$1,624	$764	$10,584

(a)	Total debt includes scheduled principal payments only.

(b)	Represents debt obligations borrowed from non-consolidated variable interest entities for which International Paper has, and intends to affect, a legal right to offset these obligations with investments held in the entities. Accordingly, in its consolidated balance sheet at December 31, 2006, International Paper has offset $5.0 billion of interests in the entities against this $5.0 billion of debt obligations held by the entities (see Note 8 in the accompanying consolidated financial statements).

(c)	Included in these amounts are $76 million of lease obligations related to discontinued operations and businesses held for sale that are due as follows: 2007 - $23 million; 2008 - $19 million; 2009 - $15 million; 2010 - $7 million; 2011 - $5 million; and thereafter - $7 million.

(d)	Included in these amounts are $1.3 billion of purchase obligations related to discontinued operations and businesses held for sale that are due as follows: 2007 - $335 million; 2008 - $199 million; 2009 - $157 million; 2010 - $143 million; 2011 - $141 million; and thereafter - $331 million.

(e)	Includes $2.2 billion relating to fiber supply agreements entered into at the time of the Transformation Plan forestland sales.

Mr. Stephen B. Krikorian

October 23, 2007

Additionally, the Company proposes adding the paragraph shown below following the summary of long-term debt in Note 12, Debt and Lines of Credit (Page 76 of 2006 Form 10-K):

In millions at December 31	2006	2005
8 7/8% to 10% notes - due 2011 - 2012	$19	$136
9.25% debentures - due 2011	44	125
7% to 7 7/8% notes - due 2007	198	437
6 7/8% notes - due 2023 - 2029	130	351
6.75% notes - due 2011	195	819
6.65% notes - due 2037	99	98
6.4% notes to 6.5% notes - due 2007	147	344
6.4% to 7.75% debentures - due 2025 - 2027	254	571
5.85% notes - due 2012	284	969
5.25% to 5.5% notes - due 2014 - 2016	839	1,296
5 3/8% euro notes - due 2006	—	296
5 1/8% debentures - due 2012	110	106
3.8% to 4.25% notes - due 2008 - 2010	913	1,152
Zero-coupon convertible debentures - due 2021	2	1,185
Medium-term notes - due 2009 (a)	30	43
Floating rate notes - due 2007 - 2016 (b)	1,690	1,764
Environmental and industrial development bonds - due 2007 - 2033 (c)	1,934	2,005
Commercial paper and bank notes (d)	246	415
Other (e)	89	85

Total (f)	7,223	12,197
Less: Current maturities	692	1,178

Long-term debt	$6,531	$11,019

In addition to the long-term debt obligations shown above, International Paper has $5.0 billion of debt obligations payable to non-consolidated variable interest entities that are due in 2016 for which International Paper, has, and intends to affect, a legal right to offset these obligations with Class B interests held in the entities. Accordingly, in the accompanying consolidated balance sheet, as allowed under the provisions of FASB Interpretation No. 39, International Paper has offset the $5.0 billion of debt obligations with $5.0 billion of Class B interests in these entities (see Note 8).

Question 2. Notwithstanding your response to comment 8 of our letter dated July 12, 2007 that you will add the phrase “non-cash components” where appropriate in subsequent filings, we believe that your footnote disclosure should be “clearly referenced to the statement of cash flows.” See paragraph 74 of SFAS 95. The narrative discussion should clearly distinguish disclosures relating to non-cash financing and investing activities and provide sufficient information in the context of these categories as presented in the statements of cash flows. That is, the disclosures surrounding the application of SFAS 140 and FIN 39 should be clearly distinguished from the disclosures that address the non-cash financing and investing activities in compliance with SFAS 95. It seems that a majority of the components outlined in your response are non-cash investing activities that do not appear to have the appropriate level of disclosure.

Mr. Stephen B. Krikorian

October 23, 2007

To more clearly present the cash and non-cash operating, financing and investing activities of the forestland sale and installment note monetization transactions, the Company proposes to make the following changes to Note 8, Variable Interest Entities and Preferred Securities of Subsidiaries (Page 67 of 2006 Form 10-K):

NOTE 8 VARIABLE INTEREST ENTITIES AND PREFERRED SECURITIES OF SUBSIDIARIES

Variable Interest Entities:

In connection with the 2006 sale of approximately 5.6 million acres of forestlands, International Paper received installment notes (the Timber Notes) totaling approximately $4.8 billion (a noncash adjustment to net earnings included in operating activities in the consolidated statement of cash flows under the caption “Gain on sales of forestlands”). The Timber Notes, which do not require principal payments prior to their August 2016 maturity, are supported by irrevocable letters of credit obtained by the buyers of the forestlands. During the 2006 fourth quarter, International Paper contributed the Timber Notes to newly formed entities (the Borrower Entities) in exchange for Class A and Class B interests in these entities (a noncash investing activity). Subsequently, International Paper contributed its Class A ~~and B~~ interests in the Borrower Entities, along with approximately $400 million of International Paper promissory notes, to other newly formed entities (the Investor Entities) in exchange for Class A and Class B interests in these entities and simultaneously ~~International Paper then~~ sold its Class A ~~membership~~ interest in the Investor Entities to a third party investor (a noncash investing activity, and a cash financing activity included in the consolidated statement of cash flows in the caption “Issuance of debt”). As a result, at December 31, 2006, International Paper holds Class B interests in the Borrower Entities and Class B interests in the Investor entities valued at approximately $5.0 billion. International Paper has no obligation to make any further capital contributions to these entities. Based on an analysis of these entities under the provisions of FIN 46(R), International Paper determined that it is not the primary beneficiary of these newly formed entities, and therefore ~~its investments~~, should ~~be accounted for under the equity method of accounting~~ not consolidate its investments in these entities.

Also during 2006, the Borrower entities acquired approximately $4.8 billion of International Paper debt obligations for cash (a cash financing activity included in the consolidated statement of cash flows), resulting in a total of approximately $5.2 billion of International Paper debt obligations held by the Borrower and Investor entities at December 31, 2006. The various agreements entered into in connection with these transactions provide that International Paper has, and International Paper intends to affect, a legal right to offset its obligation under these debt instruments with its investments in the entities. Accordingly for financial reporting purposes, as allowed under the provisions of FASB Interpretation No. 39, International Paper has offset $5.0 billion of Class B interests in the entities against $5.0 billion of International Paper debt obligations held by these entities. The remaining $200 million of debt obligations is included in floating rate notes due 2007 – 2016 in the summary of long-term debt in Note 12.

Question 3. Explain how the caption “Monetization of Installment Notes” on the face of the statements of cash flows properly describes the nature of the proceeds received when those proceeds are a result of cash borrowings. While we understand that the series of transactions was undertaken for a single purpose, this line item seems to summarize or net a number of separate investing and financing activities related to these transactions into a single line item. Each component outlined in your response

Mr. Stephen B. Krikorian

October 23, 2007

should be separately presented or disclosed as individual cash and non-cash activities similarly to how you have outlined this information in your response. You received an ownership interest upon the transfer of the Installment Notes and not cash (i.e., the component (b) of your response). This transaction appears to be a non-cash investing activity. You then received cash borrowings from the Borrower Entities (i.e., the component (e) of your response) upon the issuance of IP Debt Securities. It seems that the latter event is truly a cash financing activity and the borrowing should be properly captioned within this statement (i.e., cash borrowings).

Revision to Caption in Consolidated Statement of Cash Flows (Page 51 of 2006 Form 10-K)

In addition to the changes proposed to Note 8 described in the response to Question 2 above, to further clarify the nature of the proceeds received in the monetization of the installment notes, the Company proposes to revise the Cash Flow Statement caption under Financing Activities from “Monetization of Timber Notes (Note 8)” to “Issuance of Debt in connection with Timber Note Monetization (Note 8).”

*        *        *

In addition, to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

I hope the responses set forth in this Comment Letter address the Staff’s comments relating to disclosure contained in the Company’s 2006 Form 10-K. Should the Staff have any further questions regarding the Company’s proposed disclosure or require further clarification, we would be pleased to discuss this matter with you at your convenience. Please do not hesitate to contact me at my office ((901) 419-3829). Thank you again for your time, consideration, and patience.

Sincerely,

/s/ Maura A. Smith
Maura A. Smith
Senior Vice President, General Counsel and Corporate Secretary